

November 2, 2010

Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway, Route 17B
P.O. Box 5013, Monticello, NY 12701

Re: Empire Resorts, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed October 5, 2010
        File No. 001-12522

Dear Mr. D'Amato:

        We have reviewed your correspondence dated October 22, 2010, and we have the following comment.

1. We note your statement on page two of your letter that Merrill Lynch is to be paid a fixed fee for its financial advisory services "upon the consummation of a Restructuring." Please tell us whether the compensation of Merrill Lynch is contingent upon the success of the Debt Exchange offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact the undersigned at (202) 551-3859 if you have any questions regarding these comments.

Sincerely,

John Dana Brown
Attorney Advisor

cc: Robert H. Friedman
        Fax: (212) 451-2222